EXHIBIT 4

JOINT NEWS RELEASE

                                    CONTACTS

               SCHNITZER STEEL:                           PROLER:
               TOM ZELENKA                                MICHAEL LOY
               (503) 323-2821                             (713) 963-5904

FOR IMMEDIATE RELEASE

                   SCHNITZER STEEL INDUSTRIES, INC. TO ACQUIRE
              PROLER INTERNATIONAL CORP. THROUGH CASH TENDER OFFER


PORTLAND, OREGON; HOUSTON, TEXAS: September 16, 1996 - Schnitzer Steel Industries, Inc. (NASDAQ: SCHN) and Proler International Corp. (NYSE: PS) today announced the signing of a definitive agreement for the acquisition of Proler by Schnitzer. The agreement calls for Schnitzer, through a subsidiary, to commence a cash tender offer for all of the outstanding shares of Proler within five days at a cash price of $7.50 per share. Upon completion of the tender offer, Proler will become a wholly owned Schnitzer subsidiary through a cash merger at the same price per share. Proler has approximately 4.7 million shares outstanding, making the value of the merger about $35 million.

Schnitzer's tender offer will be conditioned on at least a majority of Proler's outstanding shares, on a fully diluted basis, being validly tendered and not withdrawn prior to expiration of the offer. The expiration date of the offer will be twenty business days following the commencement, unless the offer is extended. The tender offer and merger are subject to expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions. The tender offer and merger are not contingent upon financing.

"We are very excited about this transaction," stated Robert Philip, president of Schnitzer. "This merger continues our strategy to grow the company through selective, additive acquisitions. Proler, through its joint ventures, is one of the nation's largest exporters of ferrous scrap. We believe that this combination of our talents and operations will benefit not only both of the companies but the scrap industry as well. The Schnitzer and Proler families have known each other for many years; we are pleased that the Prolers have entrusted us to carry on their proud tradition of being a leader in scrap recycling."

"We have given this transaction thorough and careful consideration," said Herman Proler, chairman of the board of Proler, "and the Proler board of directors shares my belief that it is in the best interest of the Company and the Company's shareholders. The Schnitzers have always been very good operators, and we have great respect for their team."

Proler is being advised by J. C. Bradford & Co. and Chase Securities Inc. Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rolling Mills, Inc. (Steel Operations), operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-mill in McMinnville, Oregon manufactures rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in Union City and El Monte, California.

Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Through joint ventures, Proler exports ferrous scrap to predominantly foreign markets from scrap collection, processing and deep water facilities located in Los Angeles, California; Providence, Rhode Island; Everett, Massachusetts; and Jersey City, New Jersey. Proler's joint ventures operate additional scraps collection and processing facilities in Colton, Lynwood, Irwindale, Pomona and Sun Valley, California; Phoenix, Arizona; Manchester, New Hampshire; Portland, Maine; and Springfield and Worcester, Massachusetts.